

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Brett A. Hurt
Founder, Chief Executive Officer and President
Bazaarvoice, Inc.
3900 N Capital of Texas Highway, Suite 300
Austin, Texas 78746-3211

> **Re:** **Bazaarvoice, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-176506**

Dear Mr. Hurt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the concurrent private placement of shares by certain current shareholders. Please provide us a summary of the communications between the purchaser, the company and the selling shareholders involved in this transaction. In particular, please provide a detailed summary of communications that occurred prior to the filing of the registration statement.

Contractual Obligations and Commitments, page 59

2.   We note that you are in compliance with the financial covenants of the amended loan agreement. With a view to disclosure, please provide us your most recent calculations for adjusted revenue and the cash/cash burn ratio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jonathan Wiggins at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Paul R. Tobias
        Wilson Sonsini Goodrich & Rosati, Professional Corporation